                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                       Security Capital Industrial Trust
                               (Name of Issuer)

                     Common Shares of Beneficial Interest
                        (Title of Class of Securities)

                                 814138 10 3
                                (CUSIP Number)



  Jeffrey A. Klopf, Security Capital Group Incorporated, 125 Lincoln Avenue,
                   Santa Fe, New Mexico 87501 (505) 982-9292
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 24, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------
CUSIP NO. 814138 10 3
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  Security Capital Group Incorporated
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                                                       36-3692698
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS

 4        AF, BK

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Maryland
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          43,086,724
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          43,086,724
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          43,086,724
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          46.00
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          CO
- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------
  CUSIP NO. 814138 10 3
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  ______________________
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William D. Sanders
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          AF, BK
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          269,849
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             43,086,724
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          269,849
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          43,086,724
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      43,356,573
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.28
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
- ------------------------------------------------------------------------------

     This Amendment No. 7 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("GROUP"), SECAP Realty Incorporated, a Delaware corporation ("SECAP"), Security Capital Group Incorporated, a Delaware corporation ("Old GROUP"), and William D. Sanders, an individual ("Sanders"), on March 11, 1994, and amended on August 16, 1994, September 28, 1994, October 7, 1994, August 24, 1995, September 30, 1995
and August 21, 1996 (as so amended, the "13D").

ITEM 1.  SECURITY AND ISSUER.

     This Amendment relates to common shares of beneficial interest, $.01 par value per share (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 14100 East 35th Place, Aurora, Colorado 80011.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The source and amount of consideration for the 3,734,240 Shares that GROUP's wholly owned subsidiary, SC Realty Incorporated, a Nevada corporation ("SC Realty"), purchased in SCI's public rights offering (through the exercise of rights issued by SCI as a dividend or acquired through open-market purchases) were funds borrowed under SC Realty's revolving credit line with Wells Fargo Realty Advisors Funding Inc., as agent bank, and the amount of such purchase was $64,415,640.00.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) The purpose of the acquisition referred to in Item 6 below was to maintain GROUP's controlling interest in SCI. GROUP and Sanders may continue to purchase Shares at the same times and on the same terms available to other shareholders or to investors generally, directly, in open market purchases and in future public offerings.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a), (b) Including the purchases described in Item 5(c) below, GROUP's wholly owned subsidiary, SC Realty, owns 43,086,724 Shares, representing 46.00% of the outstanding Shares.

     (c) GROUP's wholly owned subsidiary purchased 3,734,240 Shares at a price of $17.25 per Share in SCI's public rights offering which expired on September 24, 1996. 3,279,373 of such Shares where purchased pursuant to the exercise of rights distributed to SC Realty and 454,867 of such Shares were purchased pursuant to the exercise of rights acquired by GROUP on the New York Stock Exchange or otherwise. Sanders may be deemed to beneficially own all of the Shares owned by GROUP, and in addition, Sanders directly owns 170,902 Shares (0.18% of all Shares) and may be deemed to beneficially own 98,947 Shares (0.11% of all Shares) owned of record by his children and by Sanders Partners Incorporated and CAMPR Partners Incorporated.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 1996



                                       SECURITY CAPITAL GROUP INCORPORATED



                                       By:/s/ Jeffrey A. Klopf
                                          --------------------------------------
                                              Jeffrey A. Klopf
                                              Secretary


                                       WILLIAM D. SANDERS



                                       By:/s/ Ariel Amir
                                          -------------------------------------
                                              Ariel Amir
                                              Attorney-in-fact pursuant to a
                                              Power of Attorney filed as
                                              Exhibit B to Amendment No. 1
                                              to the Schedule 13D, which is
                                              incorporated by reference

                                 EXHIBIT INDEX
                                 -------------


          EXHIBIT A    Agreement relating to filing of joint statement.

                                   EXHIBIT A
                                   ---------


     This Agreement is entered into by and among Security Capital Group Incorporated, a Maryland corporation, and William D. Sanders, an individual.

     Each of the persons named above hereby agrees that the Amendment to the
Schedule 13D of even date herewith and to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such person.

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 26th day of September, 1996.

                              SECURITY CAPITAL GROUP INCORPORATED



                              By:/s/ Jeffrey A. Klopf
                                 --------------------
                                    Jeffrey A. Klopf
                                    Secretary


                              WILLIAM D. SANDERS



                              By:/s/ Ariel Amir
                                 --------------
                                    Ariel Amir
                                    Attorney-in-fact pursuant to a
                                    Power of Attorney filed as
                                    Exhibit B to Amendment No. 1
                                    to the Schedule 13D, which is
                                    incorporated by referencey